[redacted]

SECURITIES ION

04014623

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PUTNAM LOVELL NBF SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000, Montreal, Quebec CANADA H3B 4T9
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL NBF SECURITIES INC., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President & Chief Financial Officer

Title

MARIE-JOSÉE THIBAULT #151 408 COMMISSAIRE À L'ASSERMENTATION POUR TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

(SEC I.D. No. 8-39947)

Consolidated balance sheet as of September 30, 2004 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a PUBLIC DOCUMENT.

PUTNAM LOVELL NBF SECURITIES INC.
AND SUBSIDIARY
Table of contents

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5321
Fax: (514) 390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
Putnam Lovell NBF Securities Inc.

We have audited the accompanying consolidated balance sheet of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") as of September 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Putnam Lovell NBF Securities Inc. and subsidiary at September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 15, 2004

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Consolidated balance sheet
as of September 30, 2004
(in U.S. dollars)

	2004	2003
	$	$
Assets		
Cash	4,372,226	9,313,773
Short-term investments (Note 3)	21,438,702	10,986,998
Deposits	2,806,368	2,818,178
Amounts receivable from clients (Note 4)	2,839,198	330,262
Amounts receivable from brokers and dealers (Notes 4 and 8)	3,206,621	29,523,518
Amounts receivable from related parties (Note 8)	20,178,149	16,759,492
Amounts receivable - other	3,153,452	3,565,532
Senior note receivable (Note 6)	356,084	437,230
Subordinated note receivable (Note 6)	203,945	203,945
Investments, at cost	4,000,000	5,000,000
Equity method investment	711,320	-
Deferred income taxes (Note 9)	14,691,914	9,526,380
Furniture, equipment and leasehold improvements (Note 7)	5,180,977	6,468,849
Other assets	474,531	752,812
	83,613,487	95,686,969
Liabilities		
Amounts payable to clients (Note 4)	3,722,499	23,651,426
Amounts payable to brokers and dealers (Note 4)	2,323,320	5,491,691
Amounts payable to related parties (Note 8)	1,298,174	-
Amounts payable - other	9,734,705	10,448,434
Income taxes payable (Note 9)	394,983	3,026,219
Deferred income taxes (Note 9)	70,917	-
	17,544,598	42,617,770
Preferred capital stock issued by a subsidiary (Note 1)	12,405,823	12,405,823
Stockholder's equity		
Common stock, par value $0.01 per share:		
3,000 shares authorized		
1,000 issued and outstanding	10	10
Additional paid-in capital	115,065,557	97,065,557
Accumulated deficit	(61,402,501)	(56,402,191)
	53,663,066	40,663,376
	83,613,487	95,686,969

See notes to the consolidated balance sheet.

Approved by the Board

....Director

....Director

1. Description of business, purchase of a business, merger and basis of presentation

Putnam Lovell NBF Securities Inc. (the "Company") (a Delaware corporation) is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital.

On October 1, 2002, the ownership of NBC International (USA) Ltd, ("USA Ltd"), a related company, was transferred from National Bank Financial Inc. ("NBFI"), another related company, to Putnam Lovell NBF Group Inc., the parent company.

On January 1, 2003, NBF Securities (USA) Corp. ("USA Corp") acquired from NBC International (USA) Inc. ("USA Inc."), a company ultimately under common control, all of the assets and liabilities related to the broker dealer business (the "Property"). In exchange, USA Corp. issued 1,000 Class B preferred shares. These shares are retractable at US$12,405,823 (CDN$19,446,127), a price equal to the estimated fair market value of the Property.

The assets and liabilities have been recorded at the book value of USA Inc. since the companies are ultimately under common control.

The net assets acquired on this transaction as at January 1, 2003 are as follows:

	$ (in U.S. dollars)
Tangible assets	
Cash and cash equivalents	6,189,450
Deposit with clearing broker	100,000
Amounts receivable from clients	4,186,489
Amounts receivable from brokers and dealers	4,769,014
Amounts receivable from a related company	2,527,272
Amounts receivable - others	454,170
Furniture, equipment and leasehold improvements	592
	18,226,987
Less liabilities assumed	
Amounts payable to clients	1,035,220
Amounts payable to brokers and dealers	7,920,283
Amounts payable - others	516,880
Income taxes payable	904,703
Net assets transferred	7,849,901

The Class B preferred shares have been recorded at the fair market value of US$12,405,823 (CDN$19,446,127). The difference between the fair market value and the book value of the net assets acquired in the amount of $4,555,922 was debited to accumulated deficit.

On January 2, 2003, Putnam Lovell Securities Inc. ("PLSI") and USA Ltd were merged, with PLSI being the surviving entity under the name Putnam Lovell NBF Securities Inc.

(in U.S. dollars)

2. Significant accounting policies

Consolidation principle

The accompanying consolidated financial statements primarily include the results of operations of the Company and USA Corp. All material inter-company balances have been eliminated in consolidation.

The Company files a non-consolidated statement of financial condition with the National Association of Securities Dealers ("NASD") for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the NASD. The assets, liabilities and stockholders' equity of USA Corp. as of September 30, 2003 are as follows:

	2004	2003
	$	$
Total assets	**29,952,345**	20,987,655
Total liabilities	**6,706,657**	5,648,858
Stockholders' equity	**23,245,688**	15,338,797

Basis of accounting

Securities transactions are recorded on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Investments

Investments are carried at cost. A write-down is recorded when management believes that other than temporary impairment exists. Factors considered by the Company in determining whether other than temporary impairment exists include the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

Investments on which the Company has an influence over the operating or financial decisions of the investee are accounted for using the equity method.

The fair value of the investments approximates their carrying amounts presented in the financial statements.

2. Significant accounting policies (continued)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture and fixtures	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	Terms of leases

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Short-term investments

The short-term investments consist of U.S. T-bills maturing within the next three months.

4. Amounts receivable from or payable to clients and brokers and dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by NBFI.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in U.S. dollars)

5. Net capital requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. During the year, the Company elected to change to the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined. At September 30, 2004, the Company had net capital, as defined, of $6,153,653 (2003 - $3,538,322), which was $5,903,653 (2003 - $3,288,322), in excess of its minimum net capital of $250,000.

6. Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2008	Greater of 7.4% or prime plus 1% per annum	402,827
Subordinated note receivable	October 6, 2010	6.5%	228,130

Estimated fair value is calculated based on net present value of cash flows.

On May 31, 2003, the Company agreed to an amendment offered by the issuer of the above notes regarding certain changes to the terms of the notes. Under previous terms, the Senior note receivable had a maturity of October 6, 2003 with a stated interest rate of 9.4%, while the subordinated note receivable had a maturity of October 6, 2006 with the interest rate remaining unchanged.

Subject to the applicable regulation of the National Association of Securities Dealers, Inc. the Borrower shall pay on an annual basis to the Company, as payment of unpaid principal of the Senior Note, a percentage of its net income, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all the other Borrower's indebtedness.

(in U.S. dollars)

7. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consisted of the following:

	2004	2003
	$	$
Furniture and fixtures	**2,198,642**	2,385,353
Computer equipment	**1,422,336**	1,469,015
Leasehold improvements	**8,181,918**	8,149,268
Communication equipment	**142,698**	142,698
Computer software	**258,966**	210,455
Other	**125,560**	125,560
	12,330,120	12,482,349
Accumulated depreciation	**(7,149,143)**	(6,013,500)
	5,180,977	6,468,849

8. Related party transactions

At year-end, amounts receivable from and payable to related parties are as follows:

	2004	2003
	$	$
Parent company and NBFI		
Amounts receivable from brokers and dealers	**1,589,942**	28,808,428
Amounts receivable from related parties	**19,051,050**	14,345,536
NBFPEHI and related investment partnerships		
Amounts receivable from related parties	**-**	971,911
Amounts payable to related parties	**1,298,174**	-
Other related parties		
Amounts receivable from related parties	**1,127,099**	1,442,045

(in U.S. dollars)

9. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. Federal, state and local taxes have been provided for in these financial statements based on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at September 30, 2004, the Company had recorded net deferred tax assets of $19,655,410 (2003 - $20,981,619), primarily attributable to temporary differences on unearned commissions of operating losses. A valuation allowance of $4,963,496 (2003 - $11,455,239) has been established as at September 30, 2004 to offset the deferred tax assets, as recoverability is not more likely than not to be recovered. The valuation allowance as at September 30, 2004 was increased by $6,491,743 (2003 - increase of $2,140,944).

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the state of NewYork as well as for Federal taxation purposes. Federal net operating loss carryforward benefits begin to expire in the year 2020 through 2024.

As at September 30, 2004, the Company had recorded net deferred tax liabilities of $70,917 (2003 - nil), primarily attributable to temporary differences on unearned commissions

10. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

11. Comparative figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in the current year.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5321
Fax: (514) 390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell NBF Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") for the year ended September 30, 2004 (on which we issued our report dated November 15, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures of future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

November 15, 2004